UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

COMMISSION FILE NUMBER: 001-14733

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

LITHIA MOTORS, INC. 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LITHIA MOTORS, INC.
150 N Bartlett
Medford, OR 97501

LITHIA MOTORS, INC.
FORM 11-K

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants
Lithia Motors, Inc. 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Lithia Motors, Inc. 401(k) Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the accompanying schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/S/ KBF CPAs - Audit, LLP

We have served as the Plan’s auditor since 2016.

Lake Oswego, Oregon
June 24, 2025

LITHIA MOTORS, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2024	2023
ASSETS
Participant directed investments, at fair value:
Interest and non-interest bearing cash	$1,032,890	$379,969
Common collective trust funds	618,130,795	173,324,860
Registered investment companies	332,036,474	620,199,623
Lithia Motors, Inc. Common Stock	36,976,215	37,634,921
	$988,176,374	$831,539,373
Receivables:
Notes receivable from participants	$37,900,597	$30,946,559
Employers’ contributions	648,942	42,113
Participants’ contributions	3,439,682	752,756
	$41,989,221	$31,741,428

NET ASSETS AVAILABLE FOR BENEFITS	$1,030,165,595	$863,280,801

See Notes to Financial Statements

LITHIA MOTORS, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31, 2024
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions:
Employers’	$43,143,612
Participants’	107,619,399
Rollovers	28,692,867
Total contributions	$179,455,878

Investment income:
Interest and dividends	$7,742,915
Net appreciation in fair value of investments	115,805,115
Total investment income	$123,548,030

Interest income on notes receivable from participants	$2,620,999

Total additions	$305,624,907

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	$137,686,090
Administrative expenses	1,054,023
Total deductions	$138,740,113

INCREASE IN NET ASSETS	$166,884,794

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	$863,280,801

End of year	$1,030,165,595

See Notes to Financial Statements

LITHIA MOTORS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Lithia Motors, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all eligible employees of Lithia Motors, Inc. and its subsidiaries (collectively, the “Company” or “Lithia”) as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and includes an employee stock ownership plan (“ESOP”) component that is designed to invest primarily in the Company’s Common Stock.

Administration – The Company has appointed a 401(k) Plan Committee (the “Committee”) to manage the operation and administration of the Plan. The Company has contracted with Bank of America, N.A. as the custodian and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc., a third-party administrator, to process and maintain the records of participant data.

Contributions – The Plan provides for employee contributions, discretionary matching contributions, and discretionary profit sharing contributions. Each year, the Company contributes to the Plan an amount determined annually by the Board of Directors. For employee contributions made in 2024, the Company contributed 100% on the first $2,500 of the employee contributions. Participants may contribute, under a salary reduction agreement, up to 85% of their eligible compensation. Eligible employees are automatically enrolled in the Plan with a contribution of 3% of eligible compensation along with an automatic increase of 1% each year up to a maximum of 8%, unless the employee affirmatively elects otherwise. In the event that the employee works fewer than six months in the first year, the annual increases do not begin until the second year. Participants may also make contributions to the Plan in the form of a rollover contribution from another qualified plan. Participants direct the investment of contributions into various investment options offered by the Plan.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings, and is charged with a per capita allocation (equal amount) of the Plan’s administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 1% vested upon participation and is vested 20% after one year of service, vesting 20% per year thereafter until they are 100% vested after five years of credited service.

Notes Receivable from Participants – Participants may borrow from their fund accounts a minimum of $500 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to five years for general purpose or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate of Prime + 1% at the time the loan is issued. Principal and interest are paid ratably through payroll deductions. Interest rates on outstanding loans at December 31, 2024 ranged from 3.25% to 10.25%, with maturities through 2054.

Payment of Benefits – Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in cash or in-kind or a combination thereof in a lump sum amount or annual, semiannual, quarterly, or monthly installments over a period of years equal to the value of the participant’s vested interest in their account. Withdrawals prior to termination of employment are allowed under prescribed hardship conditions as defined in the Plan agreement. The Plan requires the automatic distribution of participant vested account balances that do not exceed $5,000.

Forfeited Accounts – Forfeitures totaling approximately $2,376,000 and $967,000, respectively, were available at December 31, 2024 and 2023 to reduce future contributions and to be used as permitted in the Plan. Forfeitures totaling approximately $7,448,000 were used to reduce the 2024 employer contribution.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), using the accrual method of accounting.

Use of Estimates – The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Notes Receivable from Participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued unpaid interest.

Payment of Benefits – Benefits are recorded when paid.

NOTE 3 – FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1:
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:
Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common collective trust funds: The common collective trust funds are valued at net asset value (“NAV”) per share or its equivalent of the funds, which are based on the fair value of the funds’ underlying assets. There are no redemption restrictions or unfunded commitments on these investments. Participants can buy or sell units of the common collective trust funds on a daily basis.

Interest and non-interest bearing cash: Valued at fair value based on outstanding balance.

Registered investment companies (mutual funds): Valued at quoted market prices which represent the NAV of shares held by the Plan at year end. It is not probable that the mutual funds would be sold at amounts that differ materially from the NAV of shares held.

Lithia Motors, Inc. Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2024 and 2023.

	Balance as of December 31, 2024
	Investments	LEVEL 1	LEVEL 2	LEVEL 3
	(at Fair Value)
Interest and non-interest bearing cash	$1,032,890	$1,032,890	$—	$—
Registered investment companies	332,036,474	332,036,474	—	—
Lithia Motors, Inc. Common Stock	36,976,215	36,976,215	—	—
		$370,045,579	$—	$—
Investments measured at NAV:
Common collective trust funds	618,130,795
Total investments at fair value	$988,176,374

	Balance as of December 31, 2023
	Investments	LEVEL 1	LEVEL 2	LEVEL 3
	(at Fair Value)
Interest and non-interest bearing cash	$379,969	$379,969	$—	$—
Registered investment companies	620,199,623	620,199,623	—	—
Lithia Motors, Inc. Common Stock	37,634,921	37,634,921	—	—
		$658,214,513	$—	$—
Investments measured at NAV:
Common collective trust funds	173,324,860
Total investments at fair value	$831,539,373

NOTE 4 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 5 – INCOME TAX STATUS

The Plan has adopted a prototype plan that has received an opinion letter from the Internal Revenue Service dated March 31, 2014, and has been subsequently amended. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from federal taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that at December 31, 2024, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress.

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	December 31,
	2024	2023
Net assets available for benefits per the financial statements	$1,030,165,595	$863,280,801
Employer’s contribution receivable not accrued on Schedule H of Form 5500	(648,942)	(42,113)
Employee contributions receivable not accrued on Schedule H of Form 5500	(3,439,682)	(752,756)
Deemed distributions	(578,376)	(316,036)
Net assets available for benefits per Schedule H of Form 5500	$1,025,498,595	$862,169,896

The following is a reconciliation of the net increase in assets per the financial statements for the year ended December 31, 2024 to Schedule H of Form 5500:

Year Ended
December 31, 2024
Net increase in net assets per the financial statements	$166,884,794
Net change in employer’s contribution receivable	(606,829)
Net change in participants’ contribution receivable	(2,686,926)
Net change in deemed distributions	(262,340)
Net increase in net assets per the Form 5500	$163,328,699

Deemed distributions are defaulted and unpaid participant loans of active participants that are disallowed on Form 5500.

NOTE 7 – TRANSACTIONS WITH PARTIES-IN-INTEREST AND RELATED PARTIES

Transactions in shares of the Company’s Common Stock qualify as party-in-interest transactions under the provisions of ERISA. During 2024, the Plan purchased $5,561,687 and sold $8,620,711 of the Company’s Common Stock. Shares held of the Company’s stock as of December 31, 2024 and 2023 totaled 103,450 and 114,295, respectively. The fair value of Common Stock as of December 31, 2024 and 2023 totaled $36,976,215 and $37,634,921, respectively.

Certain Plan investments are managed by Bank of America, N.A., the trustee of the plan. Any purchases and sales of these funds are performed in the open market at fair value. Certain investment fees are paid by the trustee and are reflected in investment income or loss for the year. The Plan also issues loans to participants that are secured by the participants’ vested account balance. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

LITHIA MOTORS, INC. 401(K) PLAN
SCHEDULE H, LINE 4I-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024
EIN 93-0572810 PN 003

SUPPLEMENTAL SCHEDULE OF ASSETS

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	BlackRock Liquidity Fund	Interest and non-interest bearing Cash	N/A	$256,878
*	Lithia Motors, Inc. Common Stock	Common Stock	N/A	36,976,215
	Stable Value Fund Class R1	Common/Collective Trusts	N/A	27,336,766
	JP Morgan Smart Retirement PASV CF	Common/Collective Trusts	N/A	15,200,939
	JP Morgan Smart Retirement PASC 2020	Common/Collective Trusts	N/A	15,942,761
	JP Morgan Smart Retirement PASC 2025	Common/Collective Trusts	N/A	43,160,276
	JP Morgan Smart Retirement PASC 2030	Common/Collective Trusts	N/A	67,717,459
	JP Morgan Smart Retirement PASC 2035	Common/Collective Trusts	N/A	65,765,003
	JP Morgan Smart Retirement PASC 2040	Common/Collective Trusts	N/A	67,410,428
	JP Morgan Smart Retirement PASC 2045	Common/Collective Trusts	N/A	73,834,058
	JP Morgan Smart Retirement PASC 2050	Common/Collective Trusts	N/A	75,006,408
	JP Morgan Smart Retirement PASC 2055	Common/Collective Trusts	N/A	69,815,424
	JP Morgan Smart Retirement PASC 2060	Common/Collective Trusts	N/A	73,430,162
	JP Morgan Smart Retirement PASC 2065	Common/Collective Trusts	N/A	3,284,816
	State Street Russell Sml/Mid	Common/Collective Trusts	N/A	20,226,295
	Fidelity Mid CP Growth INDX	Mutual Funds	N/A	13,479,176
	American Balanced Fund CL R6	Mutual Funds	N/A	41,205,574
	Vanguard Emerging Mkts Instl	Mutual Funds	N/A	6,241,796
	Fidelity US Bond Index	Mutual Funds	N/A	9,735,237
	Fidelity INTRNTNL INDX INSTL	Mutual Funds	N/A	37,316,233
	Fidelity Small Cap Index	Mutual Funds	N/A	9,137,283
	John Hancock Disciplined	Mutual Funds	N/A	16,200,255
	DFA US Vector EQTY PRTL INSTL	Mutual Funds	N/A	15,414,788
	PIMCO Income Fund INSTL	Mutual Funds	N/A	7,795,275
	Fidelity 500 Index Fund	Mutual Funds	N/A	109,325,226
	Fidelity Large Cap GRTH INDX	Mutual Funds	N/A	59,293,216
	Janus Henderson Flexible BD	Mutual Funds	N/A	2,342,712
	Columbia Small Cap VL FD INSTL3	Mutual Funds	N/A	4,549,703
*	Participants	Participant Notes Receivable (3.25% - 10.25%)	N/A	37,900,597
*	Pending Settlement Fund	Interest and non-interest bearing Cash	N/A	94,226
	Uninvested Cash	Interest and non-interest bearing Cash	N/A	646,955
	Accrued Income	Interest and non-interest bearing Cash	N/A	34,831
				$1,026,076,971

N/A - Cost is not applicable as these are participant directed investments
* - Party-in-interest to the plan
See Notes to Financial Statements and Report of Independent Registered Accounting Firm

EXHIBIT INDEX

Exhibit	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 24, 2025	LITHIA MOTORS, INC.
401(K) PLAN

By: /s/ Gary Glandon
Gary Glandon
Senior Vice President, Chief People Officer